Mail Stop 3561

March 5, 2008

Scott Gallagher, Chief Executive Officer
U.S. Biodefense, Inc.
375 South 6th Avenue
City of Industry, CA 91746

> **Re:** **U.S. Biodefense, Inc.**
> **Additional Definitive Information on Schedule 14C**
> **Filed February 4, 2008**
> **Form 10-KSB filed March 15, 2007**
> **File No. 0-31431**

Dear Mr. Gallagher:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Additional Definitive Information on Schedule 14C filed February 4, 2008</u>

<u>General:</u>

1.   We note your response to comment 1 of our letter dated November 28, 2007. Specifically, we note your indication that you plan to include a reserve to purchase any shares of Emergency Disaster Systems, Inc. from shareholders. Please clarify how you intend to advise shareholders who participated in the spin-off of the availability of this reserve. In other words, tell us whether you plan to conduct a rescission offer and, if not, why not. Please also tell us in what amount and by what means you plan to fund the reserve.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Senior Accountant, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director